Exhibit (a)(6)
FORM OF EMAIL REMINDER OF EXPIRATION OF INSIGHT OFFER TO AMEND.
 REMINDER
EXPIRATION OF INSIGHT STOCK OPTION OFFER TO AMEND
DEADLINE: 11:59 P.M. EASTERN TIME DECEMBER 20, 2007
The Insight Offer to Amend (the “Offer”) will expire at 11:59 P.M. Eastern Time on December 20, 2007 unless we extend the Offer.
According to our records we have not received an Election Form for your Eligible Options (as defined in the Offer). All individuals holding Eligible Options who wish to tender them for amendment must complete the Election Form that was mailed to you and mail it back to us at Corporate Secretary, Insight Enterprises, Inc., 1305 West Auto Drive, Tempe, AZ 85284 before the expiration of this Offer. We must receive your completed Election Form in the mail by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.
If you do not want to accept the Offer with respect to your Eligible Options, please disregard this reminder. Please note, while participation in the Offer is completely voluntary, if you elect not to amend your Eligible Options pursuant to the Offer, then you will be solely responsible for any taxes, penalties or interest payable you may incur under Section 409A of the Internal Revenue Code and comparable state tax laws.
If you have any further questions, please e-mail the Stock Plan Administrator at _StockPlanAdmin@insight.com.